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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of ____________________ January 2005

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Release: 1/15/2005 and 3/4/2005

2. Second Fiscal Quarter Ended 12/31/2004 Interim Financial Statements
   Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
   Form 52-109FT2: CFO Certification of Interim Filings During Transition Period
   Second Fiscal Quarter Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No xxx



News Release
For Immediate Release:
February 15, 2005

Watkins, MN; Vancouver, BC February 15, 2005 - International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has negotiated a non-brokered private placement in the amount of 2,100,000 units at a price of $0.59 per unit for gross proceeds of $1,239,000. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). The Warrants have an exercise term of two years from the closing date. One Warrant and $0.74 will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used to complete capital improvements to the Company's subsidiary's manufacturing facilities at Watkins, Minnesota and for working capital.

The Company further announces that it will make application to the TSX Venture Exchange for acceptance of the repricing of 750,000 share purchase warrants exercisable at $1.31 until June 1, 2006. The Company is seeking to amend the warrant exercise price from $1.31 a share to $0.75 a share. The terms of the warrants will also be amended to shorten the exercise period of the warrants to a period of 30 days if, for 10 consecutive trading days the closing price of the shares exceeds $0.90.

About International Barrier Technology Inc.
International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe's Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "DAVID CORCORAN"
David J. Corcoran
Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or
Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.



News Release
For Immediate Release:
March 4, 2005

Watkins, MN; Vancouver, BC March 4, 2005 - International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it will make application to the TSX Venture Exchange for acceptance of the repricing of up to 210,000 share purchase warrants exercisable at US$0.92 (CDN$1.19) until December 19, 2006 to an insider of the Company. The Company will amend the warrant exercise price from US$0.92 (CDN$1.19) a share to US$0.60 CDN$0.75 a share. The terms of the warrants will also be amended to shorten the exercise period of the warrants to a period of 30 days if, for 10 consecutive trading days the closing price of the shares exceeds US$0.72 (CDN$0.90).

About International Barrier Technology Inc.
International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe's Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "DAVID CORCORAN"
David J. Corcoran
Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or
Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Stated in Canadian Dollars)

(<u>Unaudited</u>)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2004 AND 2003 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY'S AUDITORS

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2004 and June 30, 2004
(Stated in Canadian Dollars)
(Unaudited)

ASSETS	December 31, 2004		June 30 2004
Current			
Cash and term deposits	$ 1,521,510	$	648,407
Accounts receivable	329,267		588,662
Prepaid expenses and deposits	20,040		11,746
Inventory	240,656		123,823
	2,111,473		1,372,638
Capital assets	1,363,964		894,143
Deferred stock compensation charge	-		111,052
Trademark and technology rights – Note 5	1,384,805		1,477,913
	$ 4,860,242	$	3,855,746

LIABILITIES

Current			
Revolving Operating Loan	$ -	$	134,047
Accounts payable and accrued liabilities	277,537		487,244
Current portion of long-term debts	26,147		26,147
Current portion of obligation under capital leases	68,052		68,052
	371,736		715,490
Long-term debts	29,064		51,585
Obligation under capital leases	652,326		792,760
	1,053,126		1,559,835

SHAREHOLDERS' EQUITY

Share capital – Notes 3 and 6	16,202,462		14,388,228
Contributed surplus	770,174		167,892
Deficit	(13,165,520)		(12,260,209)
	3,807,116		2,295,911
	$ 4,860,242	$	3,855,746

See accompanying notes.

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended December 31, 2004 and 2003
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Sales	$ 1,174,054	$ 561,266	$ 2,574,673	$ 1,126,354
Cost of goods sold	946,184	490,908	1,989,031	975,537
Gross profit	227,870	70,358	585,642	150,817
Operating expenses				
Research and development	25,532	38,909	53,943	41,417
License fee expense	-	7,214	-	15,098
	25,532	46,123	53,943	56,515
Administrative expenses				
Accounting and audit fees	4,856	(2,396)	7,723	16,300
Advertising	11,242	4,822	14,910	8,272
Filing and transfer agent fees	9,990	7,690	25,539	12,262
Insurance	3,000	2,772	9,455	9,221
Interest on long-term debt	11,446	3,693	23,344	11,370
Sales, marketing, and investor relations	38,488	21,484	105,867	42,284
Legal fees	18,786	18,902	53,693	24,688
Office and miscellaneous	18,925	18,023	19,704	30,396
Stock-based compensation	70,792	15,085	728,508	57,093
Telephone	1,995	2,200	4,283	4,862
Travel, promotion, trade shows	8,251	13,139	20,938	21,463
Wages and management fees	138,238	50,830	216,392	95,493
	336,009	156,244	1,230,356	333,704
Loss from operations	(133,671)	(132,009)	(698,657)	(239,402)

…/cont'd

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended December 31, 2004 and 2003
(Stated in Canadian Dollars)
(<u>Unaudited</u>)

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Other items:				
Foreign exchange gain (loss)	(60,094)	44,273	(39,343)	39,195
Amortization	(72,694)	(17,697)	(139,870)	(35,394)
Interest expense (income)	11,953	(16,554)	16,899	(22,707)
	(120,835)	10,022	(162,314)	(18,906)
Net loss for the period	(254,506)	(121,987)	(860,971)	(258,308)
Deficit, beginning of the period	(12,911,014)	(11,993,564)	(12,260,209)	(11,857,242)
Change in accounting policy – Note 2	-	-	(44,340)	-
Deficit, end of the period	$ (13,165,520)	$ (12,115,551)	$(13,165,520)	$(12,115,550)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.01)
Weighted average number of shares outstanding	24,962,273	19,753,078	24,507,381	19,488,651

See accompanying notes.

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended December 31, 2004 and 2003
(Stated in Canadian Dollars)
(<u>Unaudited</u>)

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Operating Activities				
Net loss for the period	$ (254,506)	$ (121,987)	$ (860,971)	$ (258,308)
Changes not involving cash:				
Amortization	72,694	17,697	139,870	35,394
Stock-based compensation	70,792	15,085	728,508	57,093
	(111,020)	(89,205)	7,407	(165,821)
Working capital changes:				
Accounts receivable	(33,408)	15,990	212,292	77,672
Prepaid expenses	555	(1,169)	(9,647)	(3,082)
Inventory	(47,608)	(35,919)	(135,737)	(89,247)
Accounts payable	47,306	(70,918)	(174,353)	(56,547)
Due to related parties	-	9,675	-	19,125
Cash used in operating activities	(144,175)	(171,546)	(100,038)	(217,900)
Investing Activity				
Purchase of capital assets	(452,508)	(8,461)	(516,583)	(8,461)
Financing Activities				
Bank indebtedness	-	62,451	(134,047)	(4,175)
Long-term debts	(1,629)	(3,071)	(15,606)	(6,306)
Capital lease obligations	(12,753)	(12,804)	(58,233)	(27,716)
Common shares issued for cash, net of share issue costs	26,000	2,150	1,754,720	297,529
Cash provided by financing activities	11,618	48,726	1,546,834	259,332
Effect of foreign currency translation on cash	(27,601)	(40,720)	(57,110)	(38,476)
Increase (decrease) in cash and term deposits during the period	(612,666)	(172,001)	873,103	(5,505)
Cash and term deposits, beginning of the period	2,134,176	265,448	648,407	98,952
Cash and term deposits, end of the period	$ 1,521,510	$ 93,447	$ 1,521,510	$ 93,447

…/cont'd

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended December 31, 2004 and 2003
(Stated in Canadian Dollars)
(<u>Unaudited</u>)

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Supplementary cash flow information:				
Cash paid for:				
Interest	$ 11,446	$ 15,514	$ 23,344	$ 30,034
Income taxes	$ -	$ -	$ -	$ -

See accompanying notes.

INTERNATIONAL BARRIER TECHNOLOGY INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(Stated in Canadian Dollars)
(Unaudited)

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company's most recent annual financial statements except as disclosed below. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2 Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – "Stock-based Compensation and Other Stock-based Payments". This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method. No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made. Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

As a result of this change at July 1, 2004 contributed surplus and deficit increased by $44,340, being the fair value of share purchase options granted to employees or directors during the period July 1, 2002 to June 30, 2004 which were previously shown in pro forma note disclosure.

(Stated in Canadian Dollars)

Note 3 Share Capital

Issued: common shares

		Number	Amount
Balance, June 30, 2004		22,974,855	$ 14,388,228
i) For cash pursuant to a private placement	- at $1.11 - (US$0.85)	1,470,000	1,635,720
ii) For cash pursuant to exercising options	- at $0.10	510,000	51,000
	- at $0.26	200,000	52,000
	- at $0.80	10,000	8,000
iii) For cash pursuant to exercising warrants	- at $0.80	10,000	8,000
iv) Cancellation of escrow shares		(124,530)	-
Amounts reclassified from contributed surplus upon exercise of stock options during the quarter ended:			
- September 30, 2004		-	31,174
- December 31, 2004		-	28,340
Balance, December 31, 2004		25,050,325	$ 16,202,462

Escrow:

At December 31, 2004, 48,922 shares are held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At December 31, 2004, the Company has granted directors, officers and consultants the option to purchase 1,763,500 common shares of the Company.

A summary of the status of company's stock option plan for the six months ended December 31, 2004 is presented below:

(Stated in Canadian Dollars)

Note 3 Share Capital – (cont'd)

Commitments: - (cont'd)

Stock-based Compensation Plan – (cont'd)

	Number of Shares	Weighted Average Exercise Price
Outstanding, June 30, 2004	1,333,500	$0.23
Exercised	(720,000)	$0.14
Granted	1,150,000	$0.76
Outstanding, December 31, 2004	1,763,500	$0.60
Exercisable, December 31, 2004	1,521,000	$0.57

The following summarizes information about the stock options outstanding at December 31, 2004:

Number	Exercise Price	Expiry Date
25,000	$0.26	July 10, 2005
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009
1,763,500		

Due to the vesting provisions of the stock option plan, $728,508 related to the granting of stock options has been expensed for the six months ended December 31, 2004.

(Stated in Canadian Dollars)

Note 3 Share Capital – (cont'd)

Commitments: - (cont'd)

Stock-based Compensation Plan – (cont'd)

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option-pricing model with the following assumptions:

	Six months ended December 31, 2004	Six months ended December 31, 2003
Expected dividend yield	0.0%	0.0%
Expected volatility	85%	137%
Risk-free interest rate	2.00%	2.68%
Expected terms in years	5 years	2 years

Warrants

At December 31, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
170,000	CDN$0.80	February 2, 2005
750,000	CDN$1.31	June 1, 2006
1,470,000	US$0.92	August 20, 2006
2,390,000		

(Stated in Canadian Dollars)

Note 4 Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three and six months ended December 31, 2004 and 2003:

	Three months ended December 31,		Six months ended December 31,	
	2004	2003	2004	2003
Interest and bank charges	$ -	$ 675	$ -	$ 1,125
Wages and management fees	90,063	39,013	130,945	81,133
	$ 90,063	$ 39,688	$ 130,945	$ 82,258

Note 5 Trademark and Technology Rights

	December 31, 2004	June 30, 2004
Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(104,966)	(11,858)
	$ 1,384,805	$ 1,477,913

Note 6 Subsequent Events

Subsequent to December 31, 2004 the Company issued 25,000 common shares at $0.26 per share pursuant to the exercise of share purchase options and issued 170,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

On February 15, 2005, the Company announced that, subject to regulatory acceptance, it has negotiated a non-brokered private placement in the amount of 2,100,000 units at a price of $0.59 per unit for gross proceeds of $1,239,000. Each unit consists of one common share and one share purchase warrant entitling the placee to acquire an additional common share for $0.74 with a two year exercise term from the closing date.

Note 7 Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

FORM 52-109FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of **INTERNATIONAL BARRIER TECHNOLOGY INC.**, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **INTERNATIONAL BARRIER TECHNOLOGY INC.** (the issuer) for the period ending December 31, 2004.

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 28, 2005

"MICHAEL HUDDY"
_____
MICHAEL HUDDY
Chief Executive Officer

FORM 52-109FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of **INTERNATIONAL BARRIER TECHNOLOGY INC.**, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **INTERNATIONAL BARRIER TECHNOLOGY INC.** (the issuer) for the period ending December 31, 2004.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 28, 2005

"DAVID CORCORAN"

_____
DAVID CORCORAN
Chief Financial Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.
QUARTERLY REPORT
for the period ended December 31, 2004

Management Discussion & Analysis

Date of Report – February 28, 2005

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Discussion of Operations

Sales reported for the second quarter of fiscal 2005 were $1,174,054, up 109% from the same period last year. Year-to-date sales, for the six-month period ending December 31, 2004 were $2,574,673, an increase of 129% from last year's six-month total of $1,126,354. Gross profit has improved dramatically. For the quarter, it was up to $227,870, a 224% increase year to year. The six-month increase was 288% at $585,642. Gross margin, as a percentage of sales revenue has improved from 13% year-to-date to 23%. The gross margins for the three-month period were 19.4%.

Loss from operations for the six months ending December 31, 2004 was $698,657 whereas in the same period in 2003 a loss of $239,402 was reported. Second quarter loss from operations, for the three-month period ending December 31, 2004, was $133,671 compared to a loss of $132,009 in the previous year. While sales volume shipped continues to be significantly over 1 MM sq.ft. per quarter, Barrier is also well underway in a capital improvement project designed to triple production capacity by September/October 2005. The capital improvement project has had a small impact on ongoing production efficiencies because production management and staff has been required split time between ongoing production and the effort to create a new production line, technology, and efficiency.

In comparison to last year's second quarter net loss of $121,987, Barrier has reported a second quarter net loss of $254,506. Other items have had a major impact on this figure as a net expense of $120,835 was reported in this category in contrast to the reporting of a net income of $10,022 in the same three-month period last year.

For the six-month period, the net expense of other items of$162,314 vs. $18,906 for the same six-month period ending in December 2003 reflects the biggest change in this category to be the amortization (depreciation) of the world wide technology Barrier purchased for 1 million US dollars in June of 2004.

Sales, as measured by surfaced volume of product shipped for the quarter, were 1,290,600sq.ft., an increase from the 505,100sq.ft. shipped in the same period the previous year. Sales to Mulehide Products, Inc., Barrier's new business partner in the commercial modular business, accounted for 33% of sales (431,000sq.ft.) during this period. Sales to Mulehide began early in calendar year 2004, so comparative sales to Mulehide for the same period in the previous year were nil. The new Blazeguard product, Mulehide FR panel, is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings. Barrier anticipates that this market will continue to grow dramatically.

A substantial quarterly year-to-year sales volume increase was also experienced in Florida where sales volume improved from 255,700sq.ft. to 539,200sq.ft., an increase of 111%. This quarter-to-quarter gain is a continuation of improvements demonstrated in the last half of fiscal year 2003 as Barrier's independent manufacturers' representatives improve upon their ability to represent Blazeguard to town home builders. During this quarter, Barrier continued to sell directly to two large distribution yards that previously had been required to purchase through the local wholesaler. These two distribution centers are Builders First Source, Inc. (BFS) and Stock Lumber Supply, Inc. Not only will direct sales to these organizations in Florida help Blazeguard be priced more competitively, these two organizations have a national presence with hundreds of locations all over the U.S. Having an existing relationship with them in Florida will help Barrier attain its goal to increase market share in the Midwestern and western states by leveraging our success in Florida to new regions.

Volumes increased in the mid-Atlantic region from 89,500sq.ft. to 252,600sq.ft, an increase of 182%. The Contractor Yards, Stock Lumber Supply, Kempsville Building Products, and Curtis Lumber are all lumber yards that are certified Blazeguard distributors in this region. Spreading out the responsibility for regional distribution helps to increase industry awareness of the product and helps to attain the most competitive pricing of the product to the builder. Local sales representation, through Barrier's growing network of independent sales reps are helping to make the broadening of the Blazeguard distribution base possible.

Cost of goods sold in the period increased to $946,184 from $490,908 for the three-month period and to $1,989,031 from $975,537 for the six-month period ending December 31, 2004. This is directly related to higher volume of production and shipments. Efficiencies of scale, however, helped reduce average direct costs per sq.ft. The Mulehide "C" panel, which comprises approximately 90% of Mulehide's current orders, has a slightly lower treatment weight than Barrier's traditional Blazeguard panel. While this weight reduction translates into lower production costs and thereby contributed to the per sq.ft. reduction in average costs of productions, the primary gain in production efficiency, year to year, is in the better utilization of labor and materials at these higher production rates. Efficiencies have improved. Future financials will continue to be impacted in a positive way now that the Mulehide product is both selling well and produced as a standard procedure in Barrier's manufacturing facility.

Operating expenses included no license fees in the three or six month period because of the completion of Barrier's purchase of the worldwide Pyrotite technology. Barrier purchased the technology and patents from Pyrotite Corporation on May 30, 2004 eliminating the requirement for future royalty payments. Research and development expenses have increased due to an enhanced level of activity to develop additional Underwriters Laboratory, Inc. (UL) fire resistance rated wall assemblies. The reported expense of $25,532 was for listing services of existing products and the beginning of an effort to explore new product potential in markets such as commercial roof deck assemblies, and fire resistance rated exterior load bearing walls and roof decks for residential homes in wild fire prone areas.

General and administrative expenses in the reported three-month period increased to $336,009 from $156,244 for the same period last year, a true reflection of increased volume and the new reporting format required for the accounting of stock options when they are issued. See Change in Accounting Policy in Critical Accounting Estimates below. Year-to-date, for the six-month period ending December 31, 2004, G&A expenses increased from $333,704 to $1,230,356. However, removing the stock-based compensation expense, as a percent of revenue the general and administrative expenses have dropped to 19% year-to-date, in comparison to 25% last year. This reporting period marks the beginning of the first full fiscal year where Barrier will be required to report all stock based compensation (non-cash) as a charge to the operating statement. The non-cash charge for stock compensation in the three-month period is $70,792 and $728,508 for the six-month period ending December 31, 2004. These charges have little relation to the amounts reported in previous years. Refer to the Critical Accounting Estimates discussion below.

Barrier continues to invest more in sales marketing and investor relations in an effort to improve shareholder awareness of operational success and the attainment of important milestones. In the current reported period Barrier expended $38,488 on sales marketing and investor relations activities whereas in the same period a year ago the expense was $21,484. This included development and filming of a marketing DVD, which features the Blazeguard® product. In the video, two building structures have been constructed. One was built with standard oriented-strand board (OSB) and the other with Blazeguard®. After both buildings were set on fire, the results demonstrated that the building constructed with Blazeguard® remained in tact (no ignition), while the building constructed of untreated OSB was completely destroyed by a fire started with very small brands of fuel

Wages and management fees are up to $216,392 from $95,493 for the six-month period ending December 31, 2004 versus 2003. While some of this increase is proportional to increased volume, it also reflects the fact that Barrier has begun to add additional professional staff in the Watkins, MN production facility (e.g.; General Manager) to help service the demands created by growing business activity. Barrier plans to add at least one additional professional staff person in Watkins before in end of this fiscal year. The specific purpose of this new person will be to continue the development of a growing network of independent sales representatives as well as the management of Barrier's distribution network as it continues to grow and move into the western US,

Barrier will continue to invest considerable financial resources in sales, marketing and investor relations. Attendance will be maintained at the International Builders Show held in Orlando, Florida in January 2005. This trade show and convention is the largest builder's trade show in the world and is sponsored by the National Association of Homebuilders. Barrier will assist MuleHide Building Products in their participation in the Modular Builders Institute (MBI Show). The MBI is planned to be held in March 2005 in Las Vegas Nevada. These trade shows serve to increase product and market awareness of Blazeguard®, the Pyrotite™ technology, and Barrier's corporate achievements.

Barrier will continue to expand upon its shareholder and customer communication programs to ensure the public is informed about business development and emerging opportunities. In addition, Barrier has been selected to be featured on the CNBC segment, "Business and Beyond". The CNBC profile of Barrier and the Blazeguard product will be aired sometime during prime time in the summer of 2005. Additional broadcasts of the show will be repeated on 100 regional cable networks in the ensuring months. Barrier anticipates a healthy response from this planned television show.

Other expenses include items such as foreign exchange gain (loss), amortization, and interest income and expenses not related to operations. Barrier realized a foreign exchange loss of $39,343 year-to-date vs. a gain of $39,195 in the same six-month period in the previous year. This foreign exchange loss, for this time period only, reflects a weakening in the Canadian dollar relative to the US dollar. This "cost" is subject to change as the Canadian dollar continues to demonstrate strength against the US dollar in recent months. A primary cost change in this non-cash category is the increased amortization (depreciation) required for the $1 million dollar acquisition of the world wide Pyrotite technology.

Operating income. Barrier experienced a year-to-date loss from operations of $698,657 in comparison to a loss of $239,402 in the six-month period ending December 31, 2003. Removing the stock-based compensation expense, the six month period shows significant improvement year-to-date with the latest three month period having demonstrated the impact of inefficiencies created during the construction of the new production line. Three month operating loss from operations was $133,671 compared to a loss of $132,009 in the previous quarter. Barrier anticipates that while the construction project continues (through June 2005) inefficiencies may occur. The total impact of these inefficiencies, however, are expected to be minor and will be reversed as the new, more efficient production capacity becomes operational.

Summary of Quarterly Results. The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	June 30 2003	Mar 31 2003
Volume shipped (MSF)	1,290.6	1,206.3	1,278.3	1,139.8	505.1	458.5	600.4	443.7
Total Revenues (000$)	1,174.1	1,400.6	1,628.5	1,327.7	561.3	565.1	620.4	462.5
Operating Loss	(133.7)	(565.0)	(26.0)	(90.3)	(149.0)	(114.3)	(77.9)	(24.6)
Net income (loss) before discontinued ops	(254.5)	(606.5)	(25.6)	(119.1)	(122.0)	(136.3)	74.2	98.1
Per Share	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)	-	0.01
Per Share, fully diluted	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)	-	0.01

Sales volumes continue to show dramatic increases relative to the previous year. Increases in sales volumes have occurred in Barrier's primary, established markets but the most significant gains have resulted from the new Mulehide FR Deck panel. As the Mulehide panel becomes even more of a standard production procedure and product used by modular building manufacturers across the US, efficiencies will continue to improve along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

Selected Annual Information

The following financial data is for the three most recent years ended June 30:

	2004	2003	2002
Total Revenue	$ 4,082,511	$2,254,562	$1,860,167
Net income (loss)	(402,966)	46,775	(317,041)
Per share	(0.02)	0.00	(0.03)
Per share, fully diluted	(0.02)	0.00	(0.03)
Total assets	3,855,746	1,305,794	1,209,991
Total long-term financial liabilities	844,345	948,447	1,161,504
Cash dividends declared per share	Nil	Nil	Nil

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to introduce fire rated roof assemblies for commercial modular buildings such as job-site trailer and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavor (Mulehide Products, Inc., one of the largest U.S. providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the U.S. as customers.

Previously, the Company accounted for stock-based compensation using the settlement method. No compensation costs were recorded in the financial statements for share purchase options grated to employees or directors provided that pro forma disclosure was made. Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

Barrier and Mulehide now intend to work toward the development of similar roofing systems (Class A and Class C) for use in residential construction. The target market for these residential roof deck assemblies will be the wild fire prone regions of the U.S. south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier's largest and most stable **existing market application,** and, to date represents the majority of sales. Barrier's Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida continues to become the most important U.S. state market for Blazeguard. Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004. This sales representative covers the territory from Maryland south to South Carolina. Sales into this area have increased substantially in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications. Additional sales representatives are being recruited in Texas and the upper Midwestern U.S. These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe's Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores. While they are now a part of the Strober network of building products distribution, sales have continued to increase. Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network. Sales to these additional Strober yards have already occurred in New Jersey. The Contractor Yard recently purchased Moore's Lumber Supply, a multi-location company in the Mid-Atlantic, which is additional potential for growth in that area.

Lowe's Companies, Inc. will still not allow chemically treated fire rated sheathing to be sold at any of their home center locations. This provides a compelling reason for local home enter managers to market and sell Blazeguard to their many builder customers across the U.S. Most Lowe's Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe's Home Improvement Warehouses network, it is possible that Lowe's may elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Global licensing opportunities.   With the purchase of the world technology rights, including U.S. patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements. Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier. Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

Financial position & financings. During the six-month period, Barrier issued a total of 2,200,000 common shares for proceeds totaling $1,754,720 as follows:

- 1,470,000 common shares at $1.11 (US$0.85) per share pursuant to a private placement.

- 510,000, 200,000, 10,000 common shares at $0.10, $0.26, $0.80 per share respectively pursuant to the exercise of share purchase options.

- 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

These financings were necessary to enable Barrier to secure the resources needed to finance plant and equipment capital improvements. Plant improvements, which began during the reported period will be completed in fiscal year 2005 (estimated completion, September 2005). The end result will be a new, "state of the art" facility engineered to significantly increase efficiency as well as double current manufacturing capacity. The new line will serve as a "prototype" line for prospective licensees.

Barrier ended the period with a working capital surplus of $1,739,737, a significant and noticeable improvement from the prior year's deficit of $193,248.

Material transactions during this six month period.

1. Barrier completed a private placement of 1,470,000 units at $1.11 (US$0.85) per unit for proceeds of $1,635,720 (US$1,249,500). Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

2. Barrier executed documents with the City of Watkins and local contractors for the beginning of the $2.7MM capital improvement project which includes the construction of a new 15,000 square foot manufacturing building and a newly engineered manufacturing production equipment line which will enable Barrier to double current manufacturing capacity and significantly increase efficiency.

3. Barrier recorded and recognized a $728,508 stock option compensation charge associated with the granting of 1,863,500 stock options to directors, employees, and consultants referred to in Note 3 to the financial statements. This entry was required by Canadian and USA Generally Accepted Accounting Principles – see Critical Accounting Estimates note below.

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – "Stock-based Compensation and Other Stock-based Payments". This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Related Party Transactions

During the three months ended December 31, 2004 the Company incurred wages and management fees of $90,063 with directors of the Company and companies with common directors.

Capitalization

Authorized: 100,000,000 common shares without par value.

Issued: 25,050,325 common shares at $16,202,462.

Options and warrants outstanding:

The following summarizes information about the stock options outstanding at December 31, 2004:

Number	Exercise Price	Expiry Date
25,000	$0.26	July 10, 2005
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009
1,763,500		

At December 31, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
170,000	$0.80 Cdn	February 2, 2005
750,000	$1.31 Cdn	June 1, 2006
1,470,000	$0.92 U.S.	August 20, 2006
2,390,000		

Critical Accounting Estimates

Stock-based Compensation Charge and Expense

As described in Note 2 and Note 3 to the financial statements, the Company records stock-based compensation expense in respect to the fair market value on newly issued stock options. This fair market value of the stock options is estimated at the date the stock options are granted using the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized over the period in which the options vest. In addition, this is a non-cash compensation charge and the cash flow effects are realized only at the time of exercise.

<u>Other Matters</u>

As at December 31, 2004, the Company does not have any off-balance sheet arrangements to report.

As at December 31, 2004, the Company does not have any legal proceedings to report.

Subsequent to December 31, 2004, the Company issued 25,000 common shares at $0.26 per share pursuant to the exercise of share purchase options and issued 170,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

On February 15, 2005, the Company announced that, subject to regulatory acceptance, it has negotiated a non-brokered private placement in the amount of 2,100,000 units at a price of $0.59Cdn per unit for gross proceeds of $1,239,000Cdn. Each unit consists of one common share and one share purchase warrant entitling the placee to acquire an additional common share for $0.74Cdn. The warrants will have an exercise term of two years from the closing date. This financing is necessary to enable the Company to secure resources needed to complete the new plant and equipment capital improvements estimated to be completed September, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>International Barrier Technology Inc. -- SEC File No. 000-20412</u>
(Registrant)

Date: <u>March 9, 2005</u>   By <u>/s/ Michael Huddy</u>
                        Michael Huddy, President and Director